One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

Thomas Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

July 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Jaea F. Hahn and Christina DiAngelo Fettig

Re:	Lafayette Square Empire BDC, LLC
Registration Statement on Form 10
File Number: 000-56289

Ladies and Gentlemen:

Lafayette Square Empire BDC, LLC, a Delaware limited liability company (the “Company”), has today filed with the U.S. Securities and Exchange Commission (the “Commission”) pre-effective amendment No. 2 (“Amendment No. 2”) to its registration statement on Form 10 (File No. 000-56289) (the “Registration Statement” and the prospectus contained therein, the “Prospectus”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in the July 26, 2021 from Christina DiAngelo Fettig of the Staff to Thomas J. Friedmann of Dechert LLP, outside counsel to the Company, relating to the Registration Statement.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide under separate cover courtesy copies of Amendment No. 2, as filed and marked to show changes from the initial filing of the Registration Statement, which includes the necessary conforming changes in response to the Staff’s comments.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Accounting Comments—Registration Statement

1.	Please confirm that the Company has not engaged in any formation transaction involving the transfer of assets into the Company prior to the effectiveness of the registration statement and that the only assets of the Company as of the effective date of the registration statement are reflected on the Company’s “seed” balance sheet.

Response: The Company hereby confirms that it has not undertaken any formation transaction and that, at the time of effectiveness of the Registration Statement, all of its assets are reflected on the balance sheet included therein.

2.	The Company indicates that it does not intend to take advantage of the ability to defer adoption of new accounting standards as otherwise permitted under Section 107(b) of the JOBS Act. Please state whether or not the Company intends to defer the review and attestation by its registered public accounting firm of the Company’s report on its internal controls during the period that it is an Emerging Growth Company as permitted by Section 404(b) under the Sarbanes Oxley Act of 2002.

Response: The Company hereby confirms that it intends to adopt accounting standards applicable to registered public companies in the United States from inception and that it intends to defer the third-party review of its internal controls under Section 404(b) of the Sarbanes Oxley Act of 2002 as permitted during the period while it remains an Emerging Growth Company.

Business

3.	In the seed financial statements of the Company included in the Registration Statement, the Company states that it intends to capitalize and expense its offering costs over 12 months as permitted under 5-6 of FASB ASC 946-20-25 and 946-20-35-5. Please affirm that the Company meets all of the conditions to such provision in your response.

Response: The Company hereby confirms that it meets each of the requirements set forth under paragraphs 5-6 of FASB ASC 946-20-25 and 946-20-35-5 with respect to the ability of a registrant to capitalize and expense its offering costs and have revised the Form 10 on page 74 to clarify so.

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Damien Dwin
David Kraut
Seren Tahiroglu
Lafayette Square Empire BDC, LLC
Barton Winokur
Dechert LLP

2